UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tremor Video, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

89484Q100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89484Q100	13G	Page 1 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masthead Venture Partners Capital, L.P. (MVPC LP)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

4,281,001 shares, except that Masthead Fund General Partner, LLC (“GP”), the general partner of MVPC LP, may be deemed to have sole voting power with respect to such shares, and Braden M. Bohrmann (“Bohrmann”), Daniel K. Flatley (“Flatley”), Richard W. Levandov (“Levandov”), Brian D. Owen (“Owen”), and Stephen K. Smith (“Smith”), the managing members of GP, may be deemed to have shared voting power with respect to such shares.
6.	SHARED VOTING POWER See response to row 5
7.	SOLE DISPOSITIVE POWER

4,281,001 shares, except that Masthead Fund General Partner, LLC (“GP”), the general partner of MVPC LP, may be deemed to have sole dispositive power with respect to such shares, and Braden M. Bohrmann (“Bohrmann”), Daniel K. Flatley (“Flatley”), Richard W. Levandov (“Levandov”), Brian D. Owen (“Owen”), and Stephen K. Smith (“Smith”), the managing members of GP, may be deemed to have shared dispositive power with respect to such shares.
8.	SHARED DISPOSITIVE POWER See response to row 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 89484Q100	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masthead Fund General Partner, LLC (GP)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

4,281,001 shares, all of which are held by MVPC LP, for whom GP serves as General Partner except that Braden M. Bohrmann (“Bohrmann”), Daniel K. Flatley (“Flatley”), Richard W. Levandov (“Levandov”), Brian D. Owen (“Owen”), and Stephen K. Smith (“Smith”), the managing members of GP, may be deemed to have shared voting power with respect to such shares.
6.	SHARED VOTING POWER See response to row 5
7.	SOLE DISPOSITIVE POWER

4,281,001 shares, all of which are held by MVPC LP, for whom GP serves as General Partner except that Braden M. Bohrmann (“Bohrmann”), Daniel K. Flatley (“Flatley”), Richard W. Levandov (“Levandov”), Brian D. Owen (“Owen”), and Stephen K. Smith (“Smith”), the managing members of GP, may be deemed to have shared dispositive power with respect to such shares.
8.	SHARED DISPOSITIVE POWER See response to row 7

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 89484Q100	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Braden M. Bohrmann (“Bohrmann”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,281,001 shares, held by MVPC LP . GP is the general partner of MVPC LP and Bohrmann, as a managing member of GP, may be deemed to have shared power to vote these shares.
	7.	SOLE DISPOSITIVE POWER
8.	SHARED DISPOSITIVE POWER

		4,281,001 shares, held by MVPC LP . GP is the general partner of MVPC LP and Bohrmann, as a managing member of GP, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89484Q100	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Flatley (“Flatley”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 46,784 shares
	6.	SHARED VOTING POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Flatley, as a managing member of GP, may be deemed to have shared power to vote these shares.
	7.	SOLE DISPOSITIVE POWER 46,784 shares
	8.	SHARED DISPOSITIVE POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Flatley, as a managing member of GP, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,327,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89484Q100	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard W. Levandov (“Levandov”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Levandov, as a managing member of GP, may be deemed to have shared power to vote these shares.
	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER

		4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Levandov, as a managing member of GP, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89484Q100	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian D. Owen (“Owen”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Owen, as a managing member of GP, may be deemed to have shared power to vote these shares.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Owen, as a managing member of GP, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89484Q100	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen K. Smith (“Smith”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 30 shares
	6.	SHARED VOTING POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Smith, as a managing member of GP, may be deemed to have shared power to vote these shares.
	7.	SOLE DISPOSITIVE POWER 30 shares
	8.	SHARED DISPOSITIVE POWER 4,281,001 shares, held by MVPC LP. GP is the general partner of MVPC LP and Smith, as a managing member of GP, may be deemed to have shared power to dispose of these shares.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,311,001
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 89484Q100	13G	Page 8 of 11 Pages

Item 1.

(a)	Name of Issuer Tremor Video, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1501 Broadway Suite 801 New York, NY 10036

Item 2.

(a)	Name of Person Filing
This statement is filed by Masthead Venture Partners Capital, LP (“MVPC LP”), Masthead Fund General Partner LLC (“GP”), General Partner of MVPC LP, and Braden M. Bohrmann (“Bohrmann”), Daniel K. Flatley (“Flatley”), Richard W. Levandov (“Levandov”), Brian D. Owen (“Owen”), and Stephen K. Smith (“Smith”), the managing members of GP.

(b)	Address of the Principal Office or, if none, residence 55 Cambridge Parkway Ste 103 Cambridge, MA 02142

(c)	Citizenship MVPC is a Delaware Limited Partnership; GP is a Delaware Limited Liability Company; Bohrmann, Flatley, Levandov, Owen and Smith are U.S. Citizens

(d)	Title of Class of Securities Common

(e)	CUSIP Number 89484Q100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 89484Q100	13G	Page 9 of 11 Pages

Item 4.  Ownership.

(a)	Amount beneficially owned: See row 9 of the cover page for each reporting person

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See row 5 of the cover page for each reporting person.

	(ii)	Shared power to vote or to direct the vote See row 6 of the cover page for each reporting person..

	(iii)	Sole power to dispose or to direct the disposition of See row 7 of the cover page for each reporting person..

	(iv)	Shared power to dispose or to direct the disposition of See row 8 of the cover page for each reporting person..

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  Not applicable

Item 8.  Identification and Classification of Members of the Group.

  Not applicable

Item 9.  Notice of Dissolution of Group.

  Not applicable

Item 10.  Certification. Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 89484Q100	13G	Page 10 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 10, 2016 Date

Masthead Venture Partners Capital, L.P. By Masthead Fund General Partner, LLC, General Partner

/s/ Braden M. Bohrmann
By Braden M. Bohrmann
Managing Member

Masthead Fund General Partner, LLC

/s/ Braden M. Bohrmann
By Braden M. Bohrmann
Managing Member

/s/ Braden M. Bohrmann
Braden M. Bohrmann

/s/ Daniel K. Flatley
Daniel K. Flatley

/s/ Richard W. Levandov
Richard W. Levandov

/s/ Brian D. Owen
Brian D. Owen

/s/ Stephen K. Smith
Stephen K. Smith

CUSIP No. 89484Q100	13G	Page 11 of 11 Pages

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Tremor Video, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

February 10, 2016 Date

Masthead Venture Partners Capital, L.P.
By Masthead Fund General Partner, LLC, General Partner

/s/ Braden M. Bohrmann
By Braden M. Bohrmann
Managing Member

Masthead Fund General Partner, LLC

/s/ Braden M. Bohrmann
By Braden M. Bohrmann Managing Member

/s/ Braden M. Bohrmann
Braden M. Bohrmann

/s/ Daniel K. Flatley
Daniel K. Flatley

/s/ Richard W. Levandov
Richard W. Levandov

/s/ Brian D. Owen
Brian D. Owen

/s/ Stephen K. Smith
Stephen K. Smith